Exhibit 17.1

Dean,

Following up on our prior discussion, this email is to notify you that I am resigning to pursue another opportunity. My last day will be May 15.  I will continue to coordinate with the team to ensure a smooth transition.

Thank you for the opportunity to work with NanoFlex and be a part of the team.  I wish you and the team the best of luck!

Best regards,

Mark